SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 1, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2440I	August 30, 2006
2.	Regulatory News Service Notice	2303I	August 30, 2006
3.	Regulatory News Service Notice	1767I	August 29, 2006

06016717

SUPPL

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/30/06 09:05 AM

To "eleanor.besserman@e...
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2440I
Elementis PLC
30 August 2006

Elementis PLC
30 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 29 August 2006 under Section 198 of the Companies Act 1985 that as at 24 August 2006 UBS AG was interested in 17,473,823 Ordinary Shares of 5p each in the Company. These holdings represent 3.97% of the issued Ordinary Share capital of the Company as at 24 August 2006.

Kathryn Silverwood
Assistant Company Secretary
30 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFISTIIIVIR

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/30/06 06:36 AM

To "eleanor.besserman@e
<eleanor.besserman@elementis.com>
cc
bcc
Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2303I
Elementis PLC
30 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Elementis plc ("Elementis")

2. Details of whether the notification relates to:

(i) a transaction required to be notified in accordance with DR 3.1.2R or
(ii) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

The disposal of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by
Matthew Peacock.

3. Name of person discharging managerial responsibilities/director

Matthew Peacock.

4. The notification relates to the following person or persons connected with a person discharging managerial responsibilities/director named in 3:

Hanover I Fund LP;
Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred to in 4.
above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Vidacos Nominees Limited - 6,385,662 - held on behalf of Hanover I Fund LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8 Nature of the transactions

Disposal of 961,267 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

NA

10. Percentage of issued class acquired (excluding treasury shares of that class)

NA

11. Number of shares, debentures or financial instruments relating to shares disposed

159,255 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I
Master Fund LP on 22 August 2006.

272,951 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I
Master Fund LP on 23 August 2006.

152,441 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I
Master Fund LP on 24 August 2006.

376,620 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I
Master Fund LP on 25 August 2006.

12. Percentage of issued class disposed (excluding treasury shares of that class)

0.04% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 22 August 2006.

0.06% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 23 August 2006.

0.03% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 24 August 2006.

0.09% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 25 August 2006.

13. Price per share or value of transactions

87.2797p in relation to acquisition on 22 August 2006

87.5199p in relation to acquisition on 23 August 2006

87.1548p in relation to acquisition on 24 August 2006

87.1019p in relation to acquisition on 25 August 2006

14. Date and place of transactions

Disposals by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover
I Master Fund LP:

* 22 August 2006, London
* 23 August 2006, London
* 24 August 2006, London
* 25 August 2006, London

15. Total holding following notification and total percentage holding following
notification (excluding any treasury shares):

1. Matthew Peacock is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 - 6,385,662 (1.45%).

2. Vidacos Nominees Limited - 6,385,662 (1.45%), of which 2,924,290 (0.66%) on behalf of Hanover I Fund LP and 3,461,372 (0.79%) on behalf of Hanover I Master
Fund LP.

16. Date issuer informed of transaction
29 August 2006

Name of contact and telephone number for queries
Kathryn Silverwood, Assistant Company Secretary

020 7408 9300

Date of Notification

30 August 2006

END
RDSEAEPEDSSKEFE

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/29/06 06:31 AM

To "eleanor.besserman@elen........ <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:1767I
Elementis PLC
29 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the
shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the
shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.
(3) An issuer making a notification in respect of options granted to a director
/person discharging managerial responsibilities should complete boxes 1 to
3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

IAN BRINDLE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IAN BRINDLE

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

12,172

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction
4,000 AT 86.49P
8,172 AT 84.74P

14. Date and place of transaction
22 MARCH 2006 (4,000 SHARES) LONDON; AND
16 AUGUST 2006 (8,172 SHARES) LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

31,172 ORDINARY SHARES (0.007%)
16. Date issuer informed of transaction
25 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by

the issuer complete the following boxes

17 Date of grant

N/A
18. Period during which or date on which it can be exercised

N/A
19. Total amount paid (if any) for grant of the option

N/A
20. Description of shares or debentures involved (class and number)

N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A
22. Total number of shares or debentures over which options held following notification

N/A
23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN SILVERWOOD, ASSISTANT COMPANY SECRETARY
020 7408 9300

Date of notification

29 AUGUST 2006

....

END

END
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